

January 31, 2023

John Loeffler, II
Chairman and Chief Executive Officer
CaliberCos Inc.
8901 E. Mountain View Rd.
Ste. 150
Scottsdale, AZ 85258

      Re: CaliberCos Inc.
         Amendment No. 5 to Registration Statement on Form S-1
         Filed January 1, 2023
         File No. 333-27657

Dear John Loeffler:

We have reviewed your amended registration statement and have the following comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-1

Unaudited Condensed Consolidated Balance Sheets as of September 30, 2022 and December 31, 2021, page F-1

1.   Please reconcile the respective number of Class A common shares outstanding at September 30, 2022 and December 31, 2021 to the corresponding number of shares disclosed as of these dates in the Condensed Consolidated Statements of Changes in Stockholders' Equity (Unaudited) on page F-3. This comment also applies to the audited Consolidated Balance Sheets and Consolidated Statements of Changes in Stockholders' Equity as of and for the periods ending December 31, 2021 and 2020.

       You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Thomas J. Poletti. Esq.